PB 3/15

05038363

STATES
:HANGE COMMISSION
., D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3796

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WALL STREET MANAGEMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE, SUITE 1635
(No. and Street)

NEW YORK (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT P. MORSE **(212) 856-8250**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
(Name – *if individual, state last, first, middle name*)

60 EAST 42nd STREET (Address) NEW YORK (City) NY (State) 10165-3698 (Zip Code)

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED
FEB 28 2005
PROCESSING

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT P. MORSE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET MANAGEMENT CORPORATION, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET MANAGEMENT CORPORATION

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Wall Street Management Corporation

We have audited the accompanying statement of financial condition of Wall Street Management Corporation (the Company) as of December 31, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Management Corporation at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor, Davies, Munns & Dobbins, LLP
Certified Public Accountants

February 3, 2005
New York, NY

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

WALL STREET MANAGEMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$240,544
Fees receivable from affiliate (Note 2)	11,115
Investments securities, at market value (Note 3)	57,502
Deposits with Clearing Agent	50,676
Prepaid expenses	14,634
Equipment, net (Note 4)	-
Total assets	$374,471

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 12,133
Reserve for income taxes	17,810
Total liabilities	$ 29,943
Stockholders' equity: (Note 6)	
Common stock, $1 par value, 6,520 shares authorized, issued and outstanding	$ 6,520
Additional paid-in capital	576,122
Accumulated deficit	(238,114)
Total stockholders' equity	$344,528
Total liabilities and stockholders' equity	$374,471

See the accompanying notes to financial statements.

WALL STREET MANAGEMENT CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

Income:	
Investment advisory fees (Note 2)	$ 85,633
Brokerage commission income	440,630
Shareholder servicing fees (Note 2)	42,816
Investment income	2,016
Net unrealized gain on investments	3,982
Total income	$575,077
Expenses:	
Salaries	$115,500
Employee benefits	18,000
Clearing fees	147,523
Occupancy	18,000
Telephone	3,000
Equipment rental	129,497
Professional fees	13,470
Subscriptions	43,988
Registration and filing fees	9,871
Other	24,212
Total expenses	$523,061
Income before income taxes	$ 52,016
Provision for income taxes	23,714
Net income	$ 28,302

See the accompanying notes to financial statements.

WALL STREET MANAGEMENT CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Dollars	Capital	Deficit	Total
Balance, beginning	6,520	$6,520	$706,122	($266,416)	$446,226
Dividend paid	-	-	(130,000)	-	(130,000)
Net income	-	-	-	28,302	28,302
Balance, ending	6,520	$6,520	$576,122	($238,114)	$344,528

See the accompanying notes to financial statements.

WALL STREET MANAGEMENT CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities:	
Net income	$ 28,302
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized (gain) on investments	(3,982)
Increase in operating assets:	
Prepaid expenses	(12,407)
Fees receivable from affiliate	(667)
Increase in operating liabilities:	
Payable to Parent - income taxes	28,632
Decrease in operating liabilities:	
Accounts payable and accrued expenses	(115)
Net cash provided by operating activities	$ 39,763
Cash Flows From Financing Activities:	
Dividends paid	($130,000)
Net cash (used) by financing activities	($130,000)
Net decrease in cash and cash equivalents	($ 90,237)
Cash and cash equivalents, beginning of year	330,781
Cash and cash equivalents, end of year	$240,544

See the accompanying notes to financial statements.

WALL STREET MANAGEMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

Morse, Williams & Co., Inc. (the "Parent") a wholly owned subsidiary of Morse Williams Holding Co., Inc., owns all of the outstanding shares of Wall Street Management Corporation (the "Company"). The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is in the business of rendering investment advisory, statistical and research services to The Wall Street Fund, Inc. (the "Fund"), as well as consulting services as it relates to investment management and accordingly, is also registered as an Investment Advisor with the Securities and Exchange Commission under the Investment Advisors Act of 1940. The Company clears its transactions on a fully disclosed basis.

The Company is exempt from the provisions of rule 15c3-3 under paragraph (k)(2)(ii) in that the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of such customers and maintains and perserves all related books and records as are customarily made and kept by a clearing broker-dealer. The clearing broker-dealer requires that the Company maintain a minimum deposit of $50,000.

A summary of the Company's significant accounting policies follows:

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consists primarily of cash, securities and accounts receivable. The Company places its cash and securities with quality financial institutions. The Company's accounts receivable consists of an amount due from their clearing broker who is highly capitalized and a member of major securities exchanges. As a consequence, concentration of credit risk is limited.

Revenue Recognition

The Company receives commissions on sales of securities for its customers. These securities include mutual funds, bonds, and equity securities listed on the major stock exchanges and those sold over the counter. Commission income and related expenses are recorded on a trade-date basis. Investment advisory and shareholding servicing fees are accrued as earned. The Company also provides advisory services for specific consulting projects relating to investment services. Advisory services are recorded as earned.

Depreciation

Depreciation is provided on a straight-line basis using an estimated useful life of five years.

Note 2. Investment Advisory Fees and Other Transactions with Affiliates

Effective October 1, 2000, the advisory agreement with the Fund provides for an advisory fee of .50% per annum of the average daily net assets of the Fund. The advisory agreement also provides for the Company to reimburse the Fund for any expenses (including the advisory fees but excluding taxes, interest, brokerage fees and extraordinary expenses incurred in connection with any matter not in the ordinary course of business of the Fund) over 2% of the first $10,000,000 , 1.5% of the next $20,000,000 and 1% of any balance greater than $30,000,000 of the Fund's average daily asset value. The Company also serves as the Fund's principal underwriter.

Note 2. Investment Advisory Fees and Other Transactions with Affiliates (Cont'd.)

Effective October 1, 2000, the Company entered into a shareholder servicing agreement (a "Servicing Agreement") with the Fund pursuant to which the Company may compensate certain persons ("Shareholder Servicing Agents") who provide shareholder services, including answering customer inquiries, assisting in processing purchase, exchange and redemption transactions and furnishing Fund communications to shareholders. For services provided under the Servicing Agreement, the Company receives fees from the Fund at a rate of .25% per annum of the average daily net assets of the Fund.

For the year ended December 31, 2004, the Company earned from the Fund advisory fees, net of reimbursed expenses of $85,633 and shareholder servicing fees of $42,816. At December 31, 2004, fees receivable from the Fund amounted to $11,115 which includes $7,410 of advisory management fees and $3,705 of shareholder servicing fees. Some of the officers and directors of the Company are also officers and/or directors of the Fund.

Note 3. Investment Securities

Investments as of December 31, 2004 are summarized as follows:

The Wall Street Fund	$42,202
NASDAQ common stock	15,300
Total	$57,502

The market value of the Fund is based on the Fund's daily net asset value. The market value of the NASDAQ common stock is based on its quoted price. The difference between the fair value and the cost is included in the net income.

Note 4. Equipment

Equipment as of December 31, 2004 is summarized as follows:

Furniture and fixtures	$56,385
Less accumulated depreciation	56,385
	- 0 -

Note 5. Commitments

The Company leases office space from an affiliated company on a month to month basis. Additionally, during 2004, the Company entered into a five year software licensing agreement which requires an annual payment of approximately $36,000 for the next four years.

Note 6. Income Taxes

The Company files consolidated federal, state and local income tax returns with the Parent and with Morse Williams Holding Co., Inc. The Company provides for federal, state and local income taxes on a separate company basis, at the statutory tax rates.

The income tax consists of the following at December 31, 2004:

Current income tax expense:	
Federal	$11,969
City	5,553
State	6,192
	$23,714

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $293,447 which was $288,447 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital ratio was .10 to 1.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2004

Schedule I

WALL STREET MANAGEMENT CORPORATION

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

DECEMBER 31, 2004

Net Capital		
Total stockholders' equity		$344,528
Total stockholders' equity qualified for net capital		$344,528
Deductions and/or charges:		
Non-allowable assets:		
Fees receivable from affiliate	$11,115	
Investment securities	15,300	
Prepaid expenses	14,634	41,049
Net capital before haircuts on securities position		$303,479
Haircuts on securities:		
Investment securities:		
Other securities		10,032
Net capital		$293,447
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 1,996
Minimum dollar net capital required		$ 5,000
Excess net capital		$288,447
Computation of Aggregate Indebtedness		
Total A.I. liabilities		$ 29,943
Percent of aggregate indebtedness to net capital		10

Reconciliation of Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2004 Part IIA FOCUS filing, as filed on January 24, 2005.

Schedule II

WALL STREET MANAGEMENT CORPORATION

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2004

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule III

WALL STREET MANAGEMENT CORPORATION

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2004

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Wall Street Management Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Wall Street Management Corporation (the "Company"), for the year ended December 31, 2004, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Wall Street Management Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor, Davies, Munns & Dobbins, LLP

O'Connor Davies Munns & Dobbins, LLP

February 3, 2005
New York, NY